Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

Subject to Completion

Preliminary Pricing Supplement dated September 16, 2008

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number:

                    Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Notes

Linked to the United States dollar value of the BRIC Currencies

due October     , 2010

(the “Notes”)

$10 principal amount per unit

The Notes:

•

The Notes are designed for investors who anticipate that the sum of the weighted returns (the “Cumulative Return”) of the exchange rates of the Brazilian real, Russian ruble, Indian rupee and Chinese renminbi (yuan) (each, an “Underlying Currency” and together, the “Underlying Currencies”) relative to the United States dollar will be positive or zero, as more fully described in this pricing supplement. The Cumulative Return will increase if the values of the Underlying Currencies appreciate relative to the United States dollar over the term of the Notes. The Cumulative Return will decrease if the values of the Underlying Currencies depreciate relative to the United States dollar over the term of the Notes.

•	The Notes will have 100% principal protection on the maturity date.

•

The Notes are made available to each investor outside of the United States in a minimum initial investment of US$50,000 (US$100,000 for residents of the European Economic Area) or other amounts as permitted by local jurisdictions, and subject to any other restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the United States.

•	There will be no payments on the Notes prior to the maturity date and investors must be willing to forego periodic payments of interest.

•	The Notes will not be redeemable prior to the maturity date.

•	The Notes will not be listed on any securities exchange.

•

The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., denominated and payable in United States dollars and part of a series entitled “Medium-Term Notes, Series C” and will have the CUSIP No.:                .

•	The settlement date for the Notes is expected to be October , 2008.*

Payment on the maturity date:

•	The amount you receive on the maturity date per unit will be based upon the Cumulative Return, as determined on a date shortly prior to the maturity date. If the Cumulative Return is:

•

positive and greater than a threshold percentage of between 16% and 22% (the “Threshold Percentage”), you will receive the $10 principal amount per unit plus a supplemental redemption amount per unit equal to $10 multiplied by the Cumulative Return;

•

zero or positive but less than or equal to the Threshold Percentage, you will receive the $10 principal amount per unit plus a supplemental redemption amount per unit equal to $10 multiplied by the Threshold Percentage; or

•	negative, you will receive the $10 principal amount per unit.

•	The actual Threshold Percentage will be determined on the pricing date and set forth in the final pricing supplement made available in connection with sales of the Notes.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-7 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

*	Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in September or October 2008, the settlement date may occur in September or October 2008 and the maturity date may occur in September or October 2010. Any reference in this pricing supplement to the month in which the settlement date or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

The date of this pricing supplement is September     , 2008.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-7
RECENT DEVELOPMENTS	PS-11
DESCRIPTION OF THE NOTES	PS-12
UNITED STATES FEDERAL INCOME TAXATION	PS-22
ERISA CONSIDERATIONS	PS-26
USE OF PROCEEDS AND HEDGING	PS-27
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-27
EXPERTS	PS-27
INDEX OF CERTAIN DEFINED TERMS	PS-29

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the 100% Principal Protected Notes Linked to the United States dollar value of the BRIC Currencies due October     , 2010 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the Exchange Rates (as defined herein) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on October     , 2010. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in September or October 2008, the settlement date may occur in September or October 2008 and the maturity date may occur in September or October 2010. Any reference in this pricing supplement to the month in which the settlement date or maturity date will occur is subject to change as specified above.

We cannot redeem the Notes prior to the maturity date and we will not make any payment on the Notes until the maturity date.

Each unit will represent a single Note with a $10 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities — Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who determines the Cumulative Return and what does the Cumulative Return reflect?

Merrill Lynch Capital Services, Inc., as calculation agent (the “Calculation Agent”), will determine the Cumulative Return, as described in the section entitled “Description of the Notes” in this pricing supplement. The Cumulative Return reflects the sum of the weighted returns of the Exchange Rates of each Underlying Currency relative to the United States dollar. Each “Exchange Rate” is expressed as the number of units of the applicable Underlying Currency for which one United States dollar can be exchanged. The Cumulative Return will increase if the values of the Underlying Currencies appreciate relative to the United States dollar over the term of the Notes. The Cumulative Return will decrease if the values of the Underlying Currencies depreciate relative to the United States dollar over the term of the Notes. The Cumulative Return and Exchange Rates are more fully described in the section entitled “Description of the Notes” in this pricing supplement.

How have the Exchange Rates performed historically?

We have included tables showing the quarterly high and low values for each Exchange Rate during the period from January 2003 through September 15, 2008 in the section entitled “Description of the Notes—Hypothetical Data on the Exchange Rates” in this pricing supplement. Additionally, we have included a graph showing the hypothetical historical cumulative combined weighted percentage change of the Exchange Rates at each month-end from January 2003 through August 2008 based on historical Exchange Rates in the section entitled “Description of the Notes — Hypothetical Data on the Exchange Rates” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Exchange Rates in various economic environments; however, this past performance is not necessarily indicative of how the Exchange Rates will fluctuate in the future or whether, or to what extent, the Cumulative Return will be positive or negative.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment in United States dollars per unit equal to the Redemption Amount.

The “Redemption Amount” per unit which you will be entitled to receive on the maturity date will equal:

(i)	if the Cumulative Return is positive and greater than the Threshold Percentage, the $10 principal amount per unit, plus a supplemental redemption amount per unit equal to:

$10 × Cumulative Return

(ii)	if the Cumulative Return is zero or positive but less than or equal to the Threshold Percentage, the $10 principal amount per unit, plus a supplemental redemption amount per unit equal to:

$10 × Threshold Percentage

(iii)	if the Cumulative Return is negative, the $10 principal amount per unit.

The “Cumulative Return” will be determined by the Calculation Agent on the fifth scheduled Currency Business Day (as defined below), as of the Pricing Date, prior to the maturity date of the Notes (the “Valuation Date”) and will equal the sum of the Weighted Returns (as defined below) for each Exchange Rate. The Cumulative Return will be rounded to four decimal places.

The “Exchange Rate” of each Underlying Currency is the number of units of the applicable Underlying Currency for which one United States dollar can be exchanged, as more fully described in the section entitled “Description of the Notes”.

The “Weighted Return” with respect to each Exchange Rate will be determined by the Calculation Agent and will equal:

Exchange Rate Weighting ×	(	Initial Exchange Rate – Final Exchange Rate	)
Final Exchange Rate

The Weighted Return with respect to each Exchange Rate will be positive when the value of the applicable Underlying Currency appreciates relative to the United States dollar and will be negative when the value of the applicable Underlying Currency depreciates relative to the United States dollar. The Weighted Return with respect to each Exchange Rate will be rounded to four decimal places.

The “Exchange Rate Weighting” with respect to each Exchange Rate is equal to 25%.

The “Initial Exchange Rate” will equal the value of the applicable Exchange Rate on the Pricing Date, as determined by the Calculation Agent in accordance with the procedures described in the section entitled “Description of the Notes”.

The “Final Exchange Rate” will equal the value of the applicable Exchange Rate on the Valuation Date, as determined by the Calculation Agent in accordance with the procedures described in the section entitled “Description of the Notes”.

The “Threshold Percentage” will be a fixed percentage between 16% and 22%. The actual Threshold Percentage will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.

“Currency Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in any of the countries which issue a Currency (as defined below) are authorized or required by law, regulation or executive order to close and those banks are open for dealing in foreign exchange and foreign currency deposits.

Will I receive interest payments on the Notes?

No, you will receive the Redemption Amount per unit on the maturity date. The Notes are designed for investors who believe the Cumulative Return will be positive and are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on interest bearing debt securities, in exchange for the ability to participate in a potential increase in the values of the Underlying Currencies relative to the United States dollar over the term of the Notes.

Examples:

Set forth below are four examples of Redemption Amount calculations (rounded to two decimal places), assuming a hypothetical Threshold Percentage of 19%, the midpoint of the range of 16% and 22%:

Example 1—The hypothetical Cumulative Return is equal to -10.0000%:

Redemption Amount (per unit) = $10.00	(The Redemption Amount cannot be less than $10.00 per unit)

Example 2—The hypothetical Cumulative Return is equal to 0.0000%:

$10 + ($10 × 19%) = $11.90

Redemption Amount (per unit) = $11.90

Example 3—The hypothetical Cumulative Return is equal to 10.0000%:

$10 + ($10 × 19%) = $11.90

Redemption Amount (per unit) = $11.90

Example 4—The hypothetical Cumulative Return is equal to 25.0000%:

$10 + ($10 × 25.0000%) = $12.50

Redemption Amount (per unit) = $12.50

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until the maturity date. We have established this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual cash payment on the maturity date will be, or that the actual cash payment on the maturity date will exceed $10.00 per unit of the Notes. We have determined that this estimated yield will equal     % per annum, compounded semi-annually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you purchase a unit of the Notes for $10 and hold the Note until the maturity date, you will be required to pay taxes on the following amounts of ordinary income from the Note each year: $             in 2008, $             in 2009 and $             in 2010. However, in 2010 the amount of ordinary income that you will be required to pay taxes on from owning each unit of the Notes may be greater or less than $             depending upon the cash payment you receive on the maturity date. Also, if the cash payment on the maturity date is less than $            , you may have a loss which you could deduct against other income you may have in 2010, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date.

What price can I expect to receive if I sell the Notes prior to the maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, the volatility of the Exchange Rates and the expectations of the amount, if any, by which the Exchange Rates will change. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, including the underwriting discount paid in respect of the Notes and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive less, and possibly significantly less, than the $10 principal amount per unit of the Notes if sold before the maturity date.

In a situation where none of the Exchange Rates have changed and there have been no changes in the market conditions or any other relevant factors from those existing on the Pricing Date, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $10 principal amount per unit of the Notes. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors. You should review the section entitled “Risk Factors — In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the maturity date” in this pricing supplement.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of the Merrill Lynch Capital Services, Inc.?

Merrill Lynch Capital Services, Inc. will serve as Calculation Agent for purposes of determining, among other things, the Cumulative Return and the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between Merrill Lynch Capital Services, Inc., as our subsidiary, and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

You may not earn a return on your investment

We will not repay you a fixed amount on the Notes at maturity. The payment you receive on the maturity date on the Notes will depend on the Cumulative Return of the Exchange Rates. If the Cumulative Return is negative, your return on the Notes will be limited to the $10 principal amount per unit. This will be true even if the Cumulative Return would have been positive or zero if it had been calculated at some other time during the term of the Notes but is negative on the Valuation Date.

Your yield, which could be negative, may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing United States dollar denominated debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Changes in the values of the Exchange Rates may offset each other

Price movements in the Exchange Rates may not correlate with each other. At a time when the value of one or more of the Exchange Rates changes, the values of the other Exchange Rates may not change as much or may even change in the opposite direction. Therefore, in calculating the Cumulative Return, changes in the values of one or more of the Exchange Rates may be moderated, or more than offset, by lesser changes, or changes in the opposite direction, in the values of the other Exchange Rates.

You must rely on your own evaluation of the merits of an investment linked to the Exchange Rates

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in foreign exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in foreign exchange markets should derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the foreign exchange markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Exchange Rates. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.

The return on your Notes depends on the values of the Exchange Rates, which are affected by many complex factors outside of our control

The value of any currency exchange rate may be affected by complex political and economic factors. Each Exchange Rate is at any moment a result of the supply and demand for the applicable Underlying Currency relative to the United States dollar, and changes in an Exchange Rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each Underlying Currency and the United States, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments in those countries and other countries important to international trade and finance.

Foreign exchange rates either can be fixed by sovereign governments or they may be floating. Exchange rates of most economically developed nations and many developing nations are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces, as is the case with the Chinese renminbi (yuan). Governments, including those which are issuing an Underlying Currency or the United States dollar (each, a “Currency” and together, the “Currencies”), may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter an Exchange Rate or relative exchange characteristics by devaluation or revaluation of such Currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of such currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that an Exchange Rate should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments (except for the limited instance of the issuance of a replacement currency, as more fully described below under “Description of the Notes—Discontinuation of a Currency”) affecting any of the Currencies specifically, or any other currency.

The Exchange Rate of the Chinese renminbi (yuan) is currently managed by the Chinese government

On July 21, 2005, the People’s Bank of China, with the authorization of the State Council of the People’s Republic of China, announced that the Chinese renminbi (yuan) exchange rate would no longer be pegged to the United States dollar and would float based on market supply and demand with reference to a basket of currencies. According to public reports, the governor of the People’s Bank of China has stated that the basket is composed mainly of the United States dollar, the European Union euro, the Japanese yen and the South Korean won. Also considered, but playing smaller roles, are the currencies of Singapore, the United Kingdom, Malaysia, Russia, Australia, Canada and Thailand. The weight of each currency within the basket has not been announced.

The initial adjustment of the Chinese renminbi (yuan) exchange rate was an approximate 2% revaluation from an exchange rate of 8.28 renminbi (yuan) per United States dollar to 8.11 renminbi (yuan) per United States dollar and, as of September 15, 2008, was 6.8440 renminbi (yuan) per United States dollar. The People’s Bank of China has also announced that the daily trading price of the United States dollar against the renminbi (yuan) in the inter-bank foreign exchange market will continue to be allowed to float within a band of 0.5 percent around the central parity published by the People’s Bank of China, while the trading prices of the non-United States dollar currencies against the renminbi (yuan) will be allowed to move within a certain band announced by the People’s Bank of China. The People’s Bank of China has stated that it will make adjustments of the renminbi (yuan) exchange rate band when necessary according to market developments as well as the economic and financial situation.

Despite the recent change in their exchange rate regime, the Chinese government continues to manage the valuation of the renminbi (yuan), and, as currently managed, its price movements are unlikely to contribute significantly to either an increase or decrease in the value of the Basket. However, further changes in the Chinese government’s management of the renminbi (yuan) could result in a significant movement in the United States dollar/renminbi (yuan) exchange rate. Assuming the value of all other Basket Components remain constant, a decrease in the value of the renminbi (yuan), whether as a result of a change in the government’s management of the currency or for other reasons, would result in a decrease in the value of the Basket.

Even though currency trades around the clock, your Notes will not; and the prevailing market prices for your Notes may not reflect the underlying currency prices and rates

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which any Currency is traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of an

Exchange Rate used to calculate the Cumulative Return. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the maturity date

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our subsidiary, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time.

The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the values of the Exchange Rates.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until the maturity date. This may affect the price you receive.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. If a market maker (which may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This quoted price could be higher or lower than the $10 principal amount per unit. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the values of the Exchange Rates used to calculate the Cumulative Return and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $10 principal amount per unit. This is due to, among other things, the fact that the $10 principal amount per unit included, and secondary market prices are likely to exclude, underwriting discounts paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, a decrease in the volatility of the Exchange Rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as a change in the values of the Exchange Rates. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The values of the Exchange Rates are expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on whether, and to what extent, the values of the Exchange Rates would produce a Cumulative Return that is positive or negative. However, if you choose to sell your Notes when the values of the Exchange Rates would produce a Cumulative Return that is positive, you may receive substantially less than the amount that would be payable on the maturity date because of the expectation that the

Exchange Rates will continue to fluctuate until the Cumulative Return is actually determined.

Changes in the volatility of the Exchange Rates are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Exchange Rates increases or decreases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. If interest rates increase or decrease in markets based on any Currency, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the countries issuing any Currency and, in turn, the respective exchange rates, which may affect the value of the Exchange Rates and therefore, the trading value of the Notes.

As the time remaining to the maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their maturity date, the Notes may trade at a value different than that which would be expected based on the values of the Exchange Rates used to calculate the Cumulative Return. This difference will reflect a “time premium” due to expectations concerning the values of the Exchange Rates prior to the maturity date of the Notes. However, as the time remaining to the maturity date of the Notes decreases, we expect that this time premium will decrease, which could adversely affect the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as whether, and to what extent, the Cumulative Return is positive or negative, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the values of the Exchange Rates will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts of interest could arise

Merrill Lynch Capital Services, Inc., our subsidiary, will be our agent for the purposes of determining, among other things, the Cumulative Return and Redemption Amount. Under certain circumstances, Merrill Lynch Capital Services, Inc. as our subsidiary and due to its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of an Exchange Rate can be obtained on a particular trading day, or in connection with judgments that it would be required to make in the event the value of an Exchange Rate is unavailable. Merrill Lynch Capital Services, Inc. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control Merrill Lynch Capital Services, Inc., potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

RECENT DEVELOPMENTS

On September 14, 2008, we entered into an Agreement and Plan of Merger, dated as of September 14, 2008, with Bank of America Corporation (“Bank of America”). Under terms of the transaction, Bank of America would exchange 0.8595 shares of Bank of America common stock for each share of our common stock. The transaction has been approved by directors of both companies and is subject to shareholder votes at both companies and standard regulatory approvals. The transaction is expected to close in the first quarter of 2009. Under the agreement, three of our directors will join the Bank of America Board of Directors.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior, unsecured debt securities entitled “Medium Term Notes, Series C,” which is more fully described in the accompanying MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York Mellon is the trustee under such indenture. The Notes will mature on October     , 2010. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is         .

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

All determinations made by the Calculation Agent in good faith and on a reasonable basis and, absent a determination of manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount per unit, as provided below. There will be no other payment of interest, periodic or otherwise, on the Notes prior to the maturity date.

Determination of the Redemption Amount

The “Redemption Amount” per unit will be denominated and payable in United States dollars and will be determined by the Calculation Agent as follows:

(i)	If the Cumulative Return is positive and greater than the Threshold Percentage, you will receive the $10 principal amount per unit, plus a supplemental redemption amount per unit equal to:

$10 × Cumulative Return

(ii)	If the Cumulative Return is zero or positive but less than or equal to the Threshold Percentage, you will receive the $10 principal amount per unit, plus a supplemental redemption amount per unit equal to:

$10 × Threshold Percentage

(iii)	If the Cumulative Return is negative, you will receive the $10 principal amount per unit.

The “Cumulative Return” will be determined by the Calculation Agent on the Valuation Date and will equal the sum of the Weighted Returns for each Exchange Rate. The Cumulative Return will be rounded to four decimal places.

The “Exchange Rate” of each Underlying Currency is the number of units of the applicable Underlying Currency for which one United States dollar can be exchanged. The value of an Exchange Rate will decrease as the value of the applicable Underlying Currency appreciates relative to the United States dollar. Conversely, the value of an Exchange Rate will increase as the value of the applicable Underlying Currency depreciates relative to the United States dollar.

The “Valuation Date” will be the fifth scheduled Currency Business Day, as of the Pricing Date, immediately prior to the maturity date of the Notes.

The “Weighted Return” with respect to each Exchange Rate will be determined by the Calculation Agent and will equal:

Exchange Rate Weighting ×	(	Initial Exchange Rate – Final Exchange Rate	)
Final Exchange Rate

The Weighted Return with respect to each Exchange Rate will be positive when the value of the applicable Underlying Currency appreciates relative to the United States dollar (causing the applicable Exchange Rate to decrease) and will be negative when the value of the applicable Underlying Currency depreciates relative to the United States dollar (causing the applicable Exchange Rate to increase). The Weighted Return with respect to each Exchange Rate will be rounded to four decimal places. Assuming the Exchange Rates of every other Underlying Currency remain the same, any appreciation in the value of a given Underlying Currency relative to the United States dollar will result in an increase in the Cumulative Return while any depreciation in the value of a given Underlying Currency relative to the United States dollar will result in a decrease in the Cumulative Return.

The “Exchange Rate Weighting” with respect to each Exchange Rate is equal to 25%.

The “Initial Exchange Rate” will equal the value of the applicable Exchange Rate, determined by the Calculation Agent as set forth below, on the Pricing Date.

The “Final Exchange Rate” will equal the value of the applicable Exchange Rate, determined by the Calculation Agent as set forth below, on the Valuation Date.

The “Threshold Percentage” will be a fixed percentage between 16% and 22%. The actual Threshold Percentage will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.

“Currency Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in any of the countries which issue a Currency are authorized or required by law, regulation or executive order to close and those banks are open for dealing in foreign exchange and foreign currency deposits.

The Initial Exchange Rate and Final Exchange Rate for each Underlying Currency will be determined by the Calculation Agent as follows:

(i) for the Brazilian real, the number of Brazilian reals for which one United States dollar can be exchanged, as reported by Reuters Group PLC (“Reuters”) on page BRFR taking the arithmetic mean of the bid and ask, or any substitute page thereto, at approximately 5:00 p.m. in New York City;

(ii) for the Russian ruble, the number of Russian rubles for which one United States dollar can be exchanged, as reported by Reuters on page RUBMCMEEMTA=, or any substitute page thereto, at approximately 5:00 p.m. in London, England;

(iii) for the Indian rupee, the number of Indian rupees for which one United States dollar can be exchanged, as reported by Reuters on page RBIB under “USD”, or any substitute page thereto, at approximately 12:30 p.m. in Mumbai, India; and

(iv) for the Chinese renminbi (yuan), the number of Chinese renminbi (yuan) for which one United States dollar can be exchanged, as reported by Reuters on page SAEC, or any substitute page thereto, at approximately 9:30 a.m. in Beijing, China.

If the currency exchange rates are not so quoted on Reuters page BRFR, Reuters page RUBMCMEEMTA=, Reuters page RBIB or Reuters page SAEC (as applicable), or any substitute pages thereto, then the Exchange Rates used to determine the Cumulative Return will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rates will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant date.

Hypothetical Returns

The following table illustrates, for a range of hypothetical Cumulative Returns on the Valuation Date:

•	the total amount payable on the maturity date per unit (rounded to two decimal places);

•	the total rate of return to holders of the Notes; and

•	the pretax annualized rate of return to holders of the Notes.

The table assumes a hypothetical Threshold Percentage of 19%, the midpoint of the range of 16% and 22%:

Hypothetical Cumulative Return on the Valuation Date	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)
–15.0000%	$10.00	0.00%	0.00%
–10.0000%	$10.00	0.00%	0.00%
–5.0000%	$10.00	0.00%	0.00%
0.0000%	$10.00 (2)	0.00%	0.00%
1.0000%	$11.90	19.00%	8.89%
5.0000%	$11.90	19.00%	8.89%
10.0000%	$11.90	19.00%	8.89%
15.0000%	$11.90	19.00%	8.89%
19.0000% (3)	$11.90	19.00%	8.89%
20.0000%	$12.00	20.00%	9.33%
25.0000%	$12.50	25.00%	11.47%
30.0000%	$13.00	30.00%	13.56%
35.0000%	$13.50	35.00%	15.58%

(1)	The pretax annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from September 22, 2008 to September 22, 2010, a term expected to be similar to that of the Notes.
(2)	The amount you receive on the maturity date will not be less than $10.00 per unit.
(3)	This is the hypothetical Threshold Percentage. The actual Threshold Percentage will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Cumulative Return, Threshold Percentage and the term of your investment.

Set forth below are three examples of hypothetical Cumulative Return and Redemption Amount calculations (rounded to two decimal places) assuming a hypothetical Threshold Percentage of 19%, the midpoint of the range of 16% and 22%, hypothetical Initial Exchange Rates for each Exchange Rate as reported by Bloomberg, L.P. (“Bloomberg”) on September 15, 2008 and hypothetical Final Exchange Rates for each Exchange Rate as stated below:

Example 1

Underlying Currency	Exchange Rate Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate
Brazilian real	25.00%	1.8149	1.9964
Russian ruble	25.00%	25.5100	24.2345
Indian rupee	25.00%	46.0550	48.3578
Chinese renminbi (yuan)	25.00%	6.8440	6.5018

(i) Weighted Return for the Brazilian real:	25% ×	(1.8149 – 1.9964)	= –2.2728%
1.9964

(ii) Weighted Return for the Russian ruble:	25% ×	(25.5100 – 24.2345)	= 1.3158%
24.2345

(iii) Weighted Return for the Indian rupee:	25% ×	(46.0550 – 48.3578)	= –1.1905%
48.3578

(iv) Weighted Return for the Chinese renminbi (yuan):	25% ×	(6.8440 – 6.5018)	= 1.3158%
6.5018

Based on the above, the Cumulative Return would be -0.8317% = -2.2728% + 1.3158% - 1.1905% + 1.3158% (the sum of the Weighted Returns). Because the Cumulative Return is negative, the Redemption Amount per unit would be equal to $10.00. (The Redemption Amount cannot be less than $10.00 per unit)

Example 2

Underlying Currency	Exchange Rate Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate
Brazilian real	25.00%	1.8149	1.6334
Russian ruble	25.00%	25.5100	26.7855
Indian rupee	25.00%	46.0550	43.7523
Chinese renminbi (yuan)	25.00%	6.8440	7.1862

(i) Weighted Return for the Brazilian real:	25% ×	(1.8149 – 1.6334)	= 2.7779%
1.6334

(ii) Weighted Return for the Russian ruble:	25% ×	(25.5100 – 26.7855)	= –1.1905%
26.7855

(iii) Weighted Return for the Indian rupee:	25% ×	(46.0550 – 43.7523)	= 1.3158%
43.7523

(iv) Weighted Return for the Chinese renminbi (yuan):	25% ×	(6.8440 – 7.1862)	= –1.1905%
7.1862

Based on the above, the Cumulative Return would be 1.7127% = 2.7779% – 1.1905% + 1.3158% – 1.1905% (the sum of the Weighted Returns). Because the Cumulative Return is positive and less than the hypothetical Threshold Percentage of 19%, the Redemption Amount per unit would be equal to $11.90 = $10 + ($10 × 19%).

Example 3

Underlying Currency	Exchange Rate Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate
Brazilian real	25.00%	1.8149	1.1797
Russian ruble	25.00%	25.5100	17.8570
Indian rupee	25.00%	46.0550	46.5156
Chinese renminbi (yuan)	25.00%	6.8440	5.8174

(i) Weighted Return for the Brazilian real:	25% ×	(1.8149 – 1.1797)	= 13.4610%
1.1797

(ii) Weighted Return for the Russian ruble:	25% ×	(25.5100 – 17.8570)	= 10.7143%
17.8570

(iii) Weighted Return for the Indian rupee:	25% ×	(46.0550 – 46.5156)	= –0.2476%
46.5156

(iv) Weighted Return for the Chinese renminbi (yuan):	25% ×	(6.8440 – 5.8174)	= 4.4118%
5.8174

Based on the above, the Cumulative Return would be 28.3395% = 13.4610% + 10.7143% – 0.2476% + 4.4118% (the sum of the Weighted Returns). Because Cumulative Return is positive and greater than the hypothetical Threshold Percentage of 19%, the Redemption Amount per unit would be equal to $12.83 = $10 + ($10 × 28.3395%).

Hypothetical Data on the Exchange Rates

Brazilian real

The following table sets forth the high and low daily Exchange Rates for the Brazilian real for the calendar quarters from January 2003 through September 15, 2008. On September 15, 2008, the Exchange Rate for the Brazilian real was 1.8149 Brazilian reals per one United States dollar. The Exchange Rates listed below were obtained from publicly available information on Bloomberg. The historical Exchange Rates of the Brazilian real should not be taken as an indication of future performance nor as an indication of whether, or to what extent, the Cumulative Return is more or less likely to be positive or negative over the term of the Notes.

	High	Low
2003
First Quarter	3.6650	3.2610
Second Quarter	3.3135	2.8385
Third Quarter	3.0675	2.8155
Fourth Quarter	2.9475	2.8310
2004
First Quarter	2.9645	2.7820
Second Quarter	3.2118	2.8755
Third Quarter	3.0782	2.8505
Fourth Quarter	2.8800	2.6530
2005
First Quarter	2.7640	2.5665
Second Quarter	2.6588	2.3325
Third Quarter	2.4870	2.2140
Fourth Quarter	2.3800	2.1615
2006
First Quarter	2.3364	2.1040
Second Quarter	2.3525	2.0555
Third Quarter	2.2244	2.1230
Fourth Quarter	2.1912	2.1294
2007
First Quarter	2.1523	2.0444
Second Quarter	2.0478	1.9045
Third Quarter	2.0930	1.8336
Fourth Quarter	1.8390	1.7330
2008
First Quarter	1.8306	1.6689
Second Quarter	1.7444	1.5915
Third Quarter (through September 15, 2008)	1.8149	1.5600

Russian ruble

The following table sets forth the high and low daily Exchange Rates for the Russian ruble for the calendar quarters from January 2003 through September 15, 2008. On September 15, 2008, the Exchange Rate for the Russian ruble was 25.5100 Russian rubles per one United States dollar. The Exchange Rates listed below were obtained from publicly available information on Bloomberg. The historical Exchange Rates of the Russian ruble should not be taken as an indication of future performance nor as an indication of whether, or to what extent, the Cumulative Return is more or less likely to be positive or negative over the term of the Notes.

	High	Low
2003
First Quarter	31.9550	31.3722
Second Quarter	31.2865	30.3215
Third Quarter	30.7254	30.2428
Fourth Quarter	30.5212	29.2390
2004
First Quarter	29.2425	28.4375
Second Quarter	29.0825	28.5075
Third Quarter	29.2755	28.9900
Fourth Quarter	29.2210	27.7200
2005
First Quarter	28.1950	27.4487
Second Quarter	28.6800	27.7080
Third Quarter	28.8312	28.1600
Fourth Quarter	28.9814	28.4295
2006
First Quarter	28.7414	27.6651
Second Quarter	27.7165	26.7316
Third Quarter	27.0500	26.6726
Fourth Quarter	26.9797	26.1704
2007
First Quarter	26.5990	25.9736
Second Quarter	26.0426	25.6854
Third Quarter	25.8902	24.8588
Fourth Quarter	25.0505	24.2850
2008
First Quarter	24.7859	23.4511
Second Quarter	23.8930	23.3179
Third Quarter (through September 15, 2008)	25.7442	23.1577

Indian rupee

The following table sets forth the high and low daily Exchange Rates for the Indian rupee for the calendar quarters from January 2003 through September 15, 2008. On September 15, 2008, the Exchange Rate for the Indian rupee was 46.0550 Indian rupees per one United States dollar. The Exchange Rates listed below were obtained from publicly available information on Bloomberg. The historical Exchange Rates of the Indian rupee should not be taken as an indication of future performance nor as an indication of whether, or to what extent, the Cumulative Return is more or less likely to be positive or negative over the term of the Notes.

	High	Low
2003
First Quarter	48.0100	47.4700
Second Quarter	47.4675	46.4025
Third Quarter	46.4350	45.6950
Fourth Quarter	45.9250	45.2150
2004
First Quarter	45.6400	43.6000
Second Quarter	46.2500	43.5375
Third Quarter	46.4713	45.6650
Fourth Quarter	45.9000	43.4600
2005
First Quarter	43.9300	43.4200
Second Quarter	43.8300	43.2900
Third Quarter	44.1500	43.1750
Fourth Quarter	46.3100	44.1275
2006
First Quarter	45.0925	44.1175
Second Quarter	46.3900	44.6012
Third Quarter	46.8750	45.7700
Fourth Quarter	45.8800	44.2700
2007
First Quarter	44.6575	43.0350
Second Quarter	43.1450	40.4900
Third Quarter	41.3162	39.7035
Fourth Quarter	39.9000	39.2775
2008
First Quarter	40.7300	39.2650
Second Quarter	43.0400	39.7650
Third Quarter (through September 15, 2008)	46.0550	42.0637

Chinese renminbi (yuan)

The following table sets forth the high and low daily Exchange Rates for the Chinese renminbi (yuan) for the calendar quarters from January 2003 through September 15, 2008. On September 15, 2008, the Exchange Rate for the Chinese renminbi (yuan) was 6.8440 Chinese renminbi (yuan) per one United States dollar. The Exchange Rates listed below were obtained from publicly available information on Bloomberg. The historical Exchange Rates of the Chinese renminbi (yuan) should not be taken as an indication of future performance nor as an indication of whether, or to what extent, the Cumulative Return is more or less likely to be positive or negative over the term of the Notes.

	High	Low
2003
First Quarter	8.2778	8.2766
Second Quarter	8.2775	8.2768
Third Quarter	8.2776	8.2766
Fourth Quarter	8.2772	8.2765
2004
First Quarter	8.2775	8.2766
Second Quarter	8.2773	8.2765
Third Quarter	8.2771	8.2765
Fourth Quarter	8.2768	8.2763
2005
First Quarter	8.2766	8.2763
Second Quarter	8.2767	8.2763
Third Quarter	8.2765	8.0871
Fourth Quarter	8.0920	8.0702
2006
First Quarter	8.0702	8.0172
Second Quarter	8.0265	7.9943
Third Quarter	8.0048	7.8965
Fourth Quarter	7.9149	7.8045
2007
First Quarter	7.8160	7.7269
Second Quarter	7.7350	7.6151
Third Quarter	7.6059	7.5035
Fourth Quarter	7.5276	7.3036
2008
First Quarter	7.3041	7.0116
Second Quarter	7.0185	6.8544
Third Quarter (through September 15, 2008)	6.8792	6.8113

The following graph sets forth the hypothetical historical cumulative combined weighted percentage change of the Exchange Rates at each month-end, based on historical data from January 2003 through August 2008. The data points on the graphs are calculated using initial Exchange Rates as of December 31, 2002 and final Exchange Rates at each month-end. Thus, for example, the January 2003 data point provides a combined weighted percentage change of the Exchange Rates over a one-month period, while the December 2007 data point provides a combined weighted percentage change of the Exchange Rates over a five-year period. The Cumulative Return used to determine the amount you receive at maturity, however, will be calculated over a two-year period. The historical data used in this graph reflects the historical Exchange Rates available on Bloomberg, which may not be identical to those determined at the fixing times set forth above. This hypothetical historical data on the combined weighted percentage change of the Exchange Rates is not necessarily indicative of the future performance of the Exchange Rates or what the value of the Notes may be. Any upward or downward trend in the hypothetical historical combined weighted percentage change of the Exchange Rates during any period set forth below is not an indication of whether, or to what extent, the Cumulative Return is more or less to be positive or negative over the term of the Notes.

Discontinuation of a Currency

In the event the United States dollar is replaced by a successor monetary unit (the “New Currency”) as the legal tender of the United States, the Calculation Agent will, when determining the Cumulative Return, calculate the Final Exchange Rates by using the Exchange Rate of the applicable Underlying Currency relative to the New Currency on the Valuation Date, multiplied by a fraction, the numerator of which shall be “1” and the denominator of which shall be the number of United States dollars represented by one unit of the New Currency. Conversely, in the event an Underlying Currency is replaced by a New Currency, the Calculation Agent will, when determining the Cumulative Return, calculate the applicable Final Exchange Rate by using the Exchange Rate of the New Currency relative to the United States dollar on the Valuation Date, multiplied by the number of units of the applicable Underlying Currency represented by one unit of the New Currency. No other changes will be made to the terms of the Notes as a result of such replacement.

As an example of the calculation described above, if the United States dollar is replaced by a New Currency, and one unit of the New Currency has a value equal to $1,000 United States dollars, the Final Exchange Rate would be calculated by using the applicable Exchange Rate of the applicable Underlying Currency (relative to the New Currency) multiplied by 1/1,000. Alternatively, if an Underlying Currency is replaced by a New Currency, and one unit of the New Currency has a value equal to 1,000 units of such Underlying Currency, the Final Exchange Rate would be calculated by using the applicable Exchange Rate of the New Currency (relative to the United States dollar) multiplied by 1,000.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted by the Notes, with respect to each unit of the Notes, will be equal to the Redemption Amount per unit, calculated as though the date of acceleration were the maturity date of the Notes.

In case of default in payment of the Notes, whether on the maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “Certain United States Federal Income Tax Considerations” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, entities that are classified as partnerships, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

On August 30, 2004, the Treasury Department issued final regulations (the “Foreign Currency Regulations”) under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”), addressing the United States federal income tax treatment of debt instruments having terms similar to the Notes. In general, under the Foreign Currency Regulations, since the amount payable on the maturity date with respect to a Note in excess of $10.00 per unit of the Notes, if any, will be determined by reference to the Exchange Rates while repayment of $10.00 per unit of the Notes will not be affected by changes in the Exchange Rates, the Notes will be taxed pursuant to the rules contained in certain final Treasury regulations (the “CPDI Regulations”) addressing the proper United States federal income tax treatment of contingent payment debt instruments. The CPDI Regulations generally require a U.S. Holder of this type of an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of a projected cash payment on the maturity date (i.e., the Redemption Amount) of an amount equal to $             per unit of the Notes (the “Projected Redemption Amount”). This represents an estimated yield on the Notes equal to     % per annum, compounded semi-annually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note’s adjusted issue price will equal the Note’s issue price (i.e., $10), increased by the interest previously accrued on the Note. On the maturity date of a Note, in the event that the actual cash payment on the maturity date (the “Actual Redemption Amount”) exceeds $             per unit of the Notes (i.e., the Projected Redemption Amount), a U.S. Holder will be required to include the excess of the Actual Redemption Amount over $             per unit of the Notes (i.e., the Projected Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the Actual Redemption Amount, if any, is less than $             per unit of the Notes (i.e., the Projected Redemption Amount), the amount by which the Projected Redemption Amount (i.e., $             per unit of the Notes) exceeds the Actual Redemption Amount will be treated (a) first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest and (b) then, to the extent of the amount of interest previously included in income by the U.S. Holder with respect to a Note, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustment to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder would be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally would equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain would be treated as ordinary income. Any taxable loss would generally be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally would be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations would be treated as original issue discount.

All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The projected payment schedule (including both the Projected Redemption Amount and the estimated yield on the Notes) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the Actual Redemption Amount will be, or that the Actual Redemption Amount will even exceed $10.00 per unit of the Notes.

Hypothetical Table

The following table sets forth the amount of interest that would be deemed to have accrued with respect to each Note during each accrual period over an assumed term of two years for the Notes based upon a hypothetical projected payment schedule for the Notes (including both a hypothetical Projected Redemption Amount and a hypothetical estimated yield equal to 3.54% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Notes as if they had been issued on September 16, 2008, and were scheduled to mature on September 16, 2010. The following table is for illustrative purposes only. The actual projected payment schedule for the Notes (including both the actual Projected Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the Pricing Date and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the Notes (including both the actual Projected Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final pricing supplement delivered to investors in connection with the initial sale of the Notes.

Hypothetical Accrual Period	Interest deemed to accrue on Notes during accrual period (per unit of the Notes)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit of the Notes)
September 16, 2008 through March 16, 2009	$0.1755	$0.1755
March 17, 2009 through September 16, 2009	$0.1801	$0.3556
September 17, 2009 through March 16, 2010	$0.1833	$0.5389
March 17, 2010 through September 16, 2010	$0.1866	$0.7255

Hypothetical Projected Redemption Amount = $10.7255 per unit of the Notes.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase or carry the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the supplemental redemption amount, if any.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

EXPERTS

The consolidated financial statements incorporated by reference in this pricing supplement from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 28, 2008 and March 30, 2007 and the three-month and six-month periods ended June 27, 2008 and June 29, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 28, 2008 (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), and June 27, 2008 (which report included explanatory paragraphs related to the restatement discussed in Note 16 to the condensed consolidated interim financial statements and a number of transactions subsequent to the balance sheet date which are expected to have a material impact on the interim financial statements for the three and nine month periods ended September 26, 2008 discussed in Note 18 to the condensed consolidated interim financial statements), and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Actual Redemption Amount	PS-23
Bank of America	PS-11
Calculation Agent	PS-3
Code	PS-22, PS-25
CPDI Regulations	PS-22
ERISA	PS-25
Foreign Currency Regulations	PS-22
IRS	PS-21
non U.S. Holder	PS-21
Notes	PS-3
Plan	PS-25
Plan Asset Entity	PS-25
Plans	PS-25
Pricing Date	PS-1,3
Projected Redemption Amount	PS-22
PTCEs	PS-25
Service Provider Exemption	PS-25
U.S. Holder	PS-21
Withholding Agent	PS-24

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

                    Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Notes

Linked to the United States dollar value of the BRIC Currencies

due October     , 2010

(the “Notes”)

$10 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

September     , 2008